Exhibit 21.1
List of Subsidiaries

Company Name	Jurisdiction of Incorporation or Organization
CPEP Aggregator, Ltd.	Cayman Islands
CPEP HedgeCo, L.P.	Cayman Islands
CPEP Liquid Assets, L.P.	Cayman Islands
AlpInvest CPEP Investments, L.P.	Delaware
AlpInvest CPEP Investments (Cayman), L.P.	Cayman Islands